

SE 17018630

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47639

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The Leaders Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

26 W. Dry Creek Circle, Suite 575
(No. and Street)

Littleton	CO	80120
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David R Wickersham (303) 797-9080
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Spicer Jeffries LLP, CPA
(Name – *if individual, state last, first, middle name*)

5521 S. Quebec St., Suite 200	Greenwood Village	CO	80111
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

 ✓ Certified Public Accountant
 Public Accountant
 Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, David R. Wickersham, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Leaders Group, Inc., as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS
5251 SOUTH QUEBEC STREET • SUITE 200
GREENWOOD VILLAGE, COLORADO 80111
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors of
The Leaders Group, Inc.

We have audited the accompanying statement of financial condition of The Leaders Group, Inc. (the "Company") as of December 31, 2016 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the statement of financial condition. The Company's management is responsible for this financial statement. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial condition of the Company as of December 31, 2016 in accordance with accounting principles generally accepted in the United States of America.

Spicer Jeffries LLP

Greenwood Village, Colorado
February 23, 2017


member of
msi
Global Alliance
Independent Legal & Accounting Firms

The Leaders Group, Inc.

STATEMENT OF FINANCIAL CONDITION

	December 31, 2016
ASSETS	
CURRENT ASSETS	
Cash and cash equivalents (Note A-1)	$1,945,178
Due from clearing broker	$30,073
Commission receivables	$822,266
Representative receivables	$100,568
Clearing deposit	$50,000
Total current assets	$2,948,085
OTHER ASSETS	
Deposits	$14,720
Total assets	$2,962,805
LIABILITIES AND STOCKHOLDERS' EQUITY	
LIABILITIES	
CURRENT LIABILITIES	
Accounts payable – related parties (Note B)	$85,879
Commissions payable	$2,004,116
Income tax payable (Note D)	$0
Other accrued liabilities	$340,339
Total current liabilities	$2,430,334
COMMITMENTS AND CONTINGENCIES (Note C)	
STOCKHOLDERS' EQUITY (NOTE E)	
Common stock, $ .10 par value, 20,000 shares issued and outstanding	$2,000
Additional paid-in capital	$12,000
Retained earnings	$518,471
Total stockholders' equity	$532,471
Total liabilities and stockholders' equity	$2,962,805

The accompanying notes are an integral part of the Statements.

The Leaders Group, Inc.

STATEMENT OF OPERATIONS

	For the year ended December 31,2016
Revenue	
Commission Income	$43,675,981
Support Fees	$2,841,445
Interest Income	$761
Total revenue	$46,518,187
Expenses	
Commission Expense	$41,028,772
Employee Comp. and benefits	$2,664,496
General and Administrative	$2,688,262
Communication and data processing	$78,305
Occupancy	$117,455
Total expenses	$46,577,290
Net income before income tax expense	($59,103)
Income tax expense (Note D)	($3,108)
Net income (loss)	($55,995)

The accompanying notes are an integral part of the Statements.

The Leaders Group, Inc.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

Year ended December 31, 2016

	Common Stock Shares	Amount	Additional Paid-in capital	Retained earnings	Total
Balance – December 31, 2015	20,000	$2,000	$12,000	$574,466	$588,466
Net income – 2016				($55,995)	($55,995)
Less Dividends	$0	$0	$0	$0	$0
Balance – December 31, 2016	20,000	$2,000	$12,000	$518,471	$532,471

The accompanying notes are an integral part of the Statements.

The Leaders Group, Inc.

STATEMENT OF CASH FLOWS

Year ended December 31, 2016

	2016
CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	($55,995)
Adjustments to reconcile net income to	
net cash provided by operating activities	
Depreciation expense	$0
Change in assets and liabilities	
Change in due from clearing broker	($95)
Change in commissions and representatives receivables	($182,229)
Change in deposits	$4,786
Change in accounts payable	$56,666
Change in other accrued liabilities	($282,723)
Change in Commissions payable	$987,963
Change in income tax payable	($278,748)
Net cash provided by operating activities	$249,625
CASH FLOW FROM EQUITY TRANSACTIONS	
Cash dividend distributions	$0
CASH FLOW FROM INVESTING ACTIVITIES	
Purchase of furniture and equipment	$0
NET INCREASE IN CASH AND CASH EQUIVALENTS	$249,625
Cash and cash equivalents – beginning of the year	$1,695,553
Cash and cash equivalents – end of year	$1,945,178
Supplemental disclosures of cash flow information	
Cash paid during the year for:	
Income taxes	($3,108)

The accompanying notes are an integral part of the Statements.

The Leaders Group, Inc.

NOTES TO FINANCIAL STATEMENTS

December 31, 2016

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Leaders Group, Inc. ("TLG" or the "Company") was incorporated under the laws of the State of Delaware in 1994. The Company is primarily owned by Wickersham Family Investment, LLLP (97.5%). TLG was formed to provide turn-key broker-dealer and back office support for financial services professionals.

In accordance with regulations under the Securities Exchange Act of 1934, TLG is a broker-dealer registered with the Securities and Exchange Commission and is a member of various exchanges and the Financial Industry Regulatory Authority. This is a self-regulating body formed by the industry to protect its members and the investing public.

The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including principal transactions, agency transactions, investment banking, investment advisory, and venture capital businesses. A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements follows:

1. *Cash and Cash Equivalents*

For purposes of the statements of cash flows, the Company considers all cash and demand deposits to be cash and cash equivalents.

2. *Property and Equipment*

Property and equipment are stated at cost and acquisitions are capitalized if the purchase price exceeds the Company's capitalization threshold of $5,000, with the exception of computer equipment which is charged directly to expense due to the short-term nature of the related technology, and office cublicles due to specialized design nature. Depreciation and amortization are provided in amounts sufficient to relate the cost of depreciable assets to operations over the estimated useful service lives. As of December 31, 2016, all of the Company's property and equipment is fully depreciated.

Expenditures for major renewals and improvements that extend the useful lives of property and equipment are capitalized. Expenditures for routine maintenance and repairs are charged to expense as incurred.

3. *Security Transactions and Revenue Recognition*

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if the trades had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customer's securities and commodities transactions are reported on a settlement date basis with regulated commission income and expenses reported on a trade date basis.

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – *continued*

4. *Commissions, Commissions Receivable and Commission Expense*

Commissions and related clearing expenses are recorded on a trade-date basis. As such, the Company records commission revenue and expense on an accrual basis. Commissions receivable in excess of 60 days are written off and any subsequent collections are recognized at the time of receipt. As of December 31, 2016 management considered all commission and representative receivables to be fully collectible.

5. *Advertising*

The Company expenses the cost of advertising and marketing when the advertising takes place or the materials are produced. Advertising and marketing expense for the year ended December 31, 2016 was $27,598, including general administrative, and other expenses.

6. *Income Taxes*

Income taxes are accounted for using the asset and liabilities method. Deferred tax assets and liabilities, if material, are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities, and their respective tax basis, and any operating loss and tax carry forwards. Deferred tax assets and liabilities are measured using the enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income or expense in the period that includes the enactment date.

The Company is no longer subject to tax examinations by federal and various state agencies for the years prior to 2013.

7. *Fair Value of Financial Instruments*

The carrying amounts of the Company's financial instruments, including cash and cash equivalents, commission and representative receivables, clearing deposits receivable, prepaid expenses, accounts payable, commissions payable, income tax payable and accrued liabilities, approximate fair value due to the short-term nature of these instruments.

8. *Estimates*

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America involves the use of management's estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expense during the reporting period. These estimates are based upon management's best judgment, after considering past and current events and assumptions about future events. Actual results could differ from those estimates.

The Leaders Group, Inc.

NOTES TO FINANCIAL STATEMENTS

December 31, 2016

NOTE B – RELATED PARTY TRANSACTIONS

Management and Support Agreements

The Company has an agreement with Wickersham Management Corporation ("WMC"), a corporation solely owned by the President/Chief Executive Officer of the Company under which WMC provides management services to the Company. Under the agreement, WMC is to receive a management fee. In 2012, the agreement was amended and with mutual consent between the Company and WMC, the management fee is subject to Company management approval and for the year ended December 31, 2016, $90,000, was paid to WMC.

The Company also has an agreement with TLG Advisors, Inc. ("Advisors"), a corporation owned 100% by the Wickersham Family Partnership, LLLP. During 2016, the Company paid commission to Advisors in the amount of $949.886.

Capitas, LLC

The Company has a 1/40 ownership interest in Capitas, LLC. During 2016, the Company recognized commission revenue of $4,308,329 and commission expense of $3,878,415, related to activity with Capitas, LLC. The commission revenue and commission expense accounted for approximately 10% of the Company's commission revenue and 9% of the Company's commission expense in 2016. Management has assigned no value to the ownership interest.

Accounts Payable

As of December 31, 2016, the Company had a payable to the President/Chief Executive Officer of the Company in the amount of $85,879, for expenses paid on behalf of the Company, The year-end balances were paid in full in January 2017.

NOTE C – COMMITMENTS AND CONTINGENCIES

Operating Lease

The Company leases its office facilities under an operating lease. The future minimum lease payments under the operating lease are as follows:

Year Ended December 31		
2017		116,830
2018		119,697
2019		30,104
	$	266,631

Lease expense for the Company's office Facilities, including common area maintenance, assessments, and other leases for 2016 was $117,455.

On occasion throughout the year and at December 31, 2016, the Company's cash on deposit with its financial services provider exceeded the $250,000 per bank Federal Deposit Insurance Corporation insurance limit. The Company has not experienced any losses and believes it is not exposed to any significant credit risk on its cash on deposit. As of 12/31/16, Total deposits of $1,578,853 are subject to loss should the bank cease operations.

Profit Sharing Plan – 401(k) Plan

The Company has adopted and maintains a 401(k) Profit Sharing Plan (the "Plan"). Employees are eligible to participate in the Plan upon reaching age 21 and having 90 days of employment with the Company. Under the Plan, the Company will make a safe harbor matching contribution in the amount of 3% of eligible compensation and then a 50% contribution up to 1% of additional salary deferrals. Vesting is determined by length of employment and participants become fully vested after six years of employment.

The Company's profit sharing contribution is discretionary and subject to approval by the Board of Directors. The Company's matching contribution to the Plan was $92,031 for 2016.

The Leaders Group, Inc.

NOTES TO FINANCIAL STATEMENTS

December 31, 2013 and 2012

NOTE D – INCOME TAXES

Income Taxes Payable and Expense

Income tax expense for the years ended December 31, 2016 consisted of the following:

Federal income taxes	($3.971)

Income tax expense for 2015 was overestimated by that amount. A refund in that amount was received on March 31, 2016. The company had an operating loss during 2016 and no income tax is owed as of December 31, 2016.

NOTE E – NET CAPITAL REQUIREMENTS

Under SEC Rule 15c-3-1(a)(2)vi, the Company is required to maintain a minimum net capital equal to the greater of $50,000 or 6.66% of aggregate indebtedness, as defined, and shall not permit the ratio of aggregated indebtedness to net capital to exceed 15 to 1. As of December 31, 2016 the Company had net capital of $415,582, which was $253,560 in excess of the required net capital requirement of $162,022. The Company's aggregate indebtedness to net capital ratio was 6.76 to 1 as of December 31, 2016.

NOTE F – SUBSEQUENT EVENTS

The preparation of the Company's financial statements and accompanying footnotes in conformity with accounting principles generally accepted in the United States of America, requires management of the Company to evaluate transactions and events subsequent to December 31, 2016, involving the Company. The management of the Company has evaluated the subsequent transactions and events of the Company the date the financial statement and accompanying footnotes were available for issuance.

The Leaders Group, Inc.

Net Capital Calculation

December 31, 2016

CREDIT:	
Member's equity	$532,471
DEBITS:	
Nonallowable assets:	
Licensing fees receivable	$100,568
Deposits	$14,720
Commissions Receivable:	$1,601
Total debits	$116,889
NET CAPITAL	$415,582
Minimum requirements of 6-2/3% of aggregate indebtedness of $2,430,334 or $50,000, whichever is greater	$162,022
Excess net capital	$253,560
AGGREGATE INDEBTEDNESS:	
Accounts payable	$85,879
Commissions payable	$2,004,116
Income tax payable	$0
Other accrued liabilities	$340,339
Total aggregate indebtedness	$2,430,334
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	**6.76** to 1

NOTE: There are no material differences between the above computation of net capital and the corresponding computation as submitted by the Company with the unaudited Form X-17A-5 as of December 31, 2016.

The accompanying notes are an integral part of the Statements.